

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC Mail Processing Section
RECEIVED
JUN 25 2013
WASH, D.C.
196

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 0-24571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pulaski Bank Savings & Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, Missouri 63141

REQUIRED INFORMATION

1. Financial Statements.

2. Supplemental Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2012

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

PULASKI BANK SAVINGS & OWNERSHIP PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

DECEMBER 31, 2012

PULASKI BANK SAVINGS & OWNERSHIP PLAN
Index
December 31, 2012 and 2011

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of
The Pulaski Bank Savings & Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Pulaski Bank Savings & Ownership Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we Plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. A The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pulaski Bank Savings & Ownership Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace LLC

St. Louis, Missouri
June 21, 2013

PULASKI BANK SAVINGS & OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:		
Cash	$ -	$ 63,252
Investments, at fair value:		
Pulaski Financial Corp. stock fund	3,580,443	2,820,352
Collective investment trusts	4,476,335	4,096,695
Mutual funds	6,815,464	6,284,866
Total investments	14,872,242	13,201,913
Receivables:		
Employer contributions	366,441	363,166
Employee contributions	55,361	-
Notes receivable from participants	289,390	531,946
Accrued interest	-	3,204
Total receivables	711,192	898,316
Total assets reflecting investments at fair value	15,583,434	14,163,481
Liabilities:		
Plan payables	1,257	1,257
Excess contribution payable	8,209	-
Total liabilities	9,466	1,257
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(48,658)	(64,138)
Net assets available for benefits	$ 15,525,310	$ 14,098,086

The accompanying notes are an integral part of these financial statements.

PULASKI BANK SAVINGS & OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Additions:		
Investment and interest income:		
Net appreciation (depreciation) in fair value of investments	$ 2,008,512	$ (589,976)
Interest from participant notes receivable	15,362	21,258
Dividends	176,971	179,802
Total investment and interest income	2,200,845	(388,916)
Contributions:		
Employer	366,441	363,166
Participant	1,292,269	1,327,832
Rollovers	304,740	44,258
Total contributions	1,963,450	1,735,256
Total additions	4,164,295	1,346,340
Deductions:		
Benefits paid to participants	2,638,151	2,124,622
Administrative expenses	98,920	85,313
Total deductions	2,737,071	2,209,935
Net increase (decrease)	1,427,224	(863,595)
Net assets available for benefits:		
Beginning of year	14,098,086	14,961,681
End of year	$ 15,525,310	$ 14,098,086

The accompanying notes are an integral part of these financial statements.

PULASKI BANK SAVINGS & OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2012 and 2011

1) Description of Plan

The following description of the Pulaski Bank Savings & Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established by Pulaski Bank, a wholly-owned subsidiary of Pulaski Financial Corp. (the Company) under the provision of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangements as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have obtained six months of employment with the Company and attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions

Participants may contribute up to the lesser of $17,000 or 75% of their pretax base compensation, as defined by the Plan, subject to certain limitations. The Company contributes an amount equal to 50% of each participant's contribution, up to 5% of each participant's pretax base compensation. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions of an additional $5,500. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

(c) Vesting

Plan participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in employer contributions occurs 25% per year until fully vested after four years of service. See Note 5, Plan Termination.

(d) Investment Options

Participants may elect to have their individual accounts allocated to one or more of the available investment options. Participants may change their investment elections at any time. Investment options include Pulaski Financial Corp. common stock and Schwab managed funds that represent party-in-interest transactions allowable under ERISA regulations.

(e) Forfeited Accounts

At the time a participant terminates employment, the nonvested portion of their employer contribution account is forfeited and may be applied to reduce subsequent employer contributions or to pay Plan expenses. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $0. In 2012 and 2011, employer contributions were reduced by forfeited nonvested accounts totaling $10,739 and $29,006, respectively.

(f) Payment of Benefits

In the event of retirement, death, total or permanent disability, legally adjudicated mental incompetence, termination of service, or upon termination of the Plan, a participant's benefits will be distributed as follows:

- If the participant's vested benefit in the Plan does not exceed $1,000, the benefit will be disbursed in a single lump sum payment.
- If the participant's vested balance exceeds $1,000 but is less than $5,000 and the participant makes no election to have the vested balance distributed or directly rolled over to another qualified plan, the account will be directly rolled over to an IRA in the participant's name.
- If the participant's vested balance exceeds $5,000, the participant may generally elect to receive a distribution in a single lump sum payment in cash or property or in installments over a period of not more than the assumed life expectancy of the participant or of the participant and the participant's beneficiary.

(g) Notes Receivable from Participants

Participants may borrow from the Plan in amounts equal to a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, subject to certain provisions in the Plan. The loans are secured by the balance in each participant's account and bear a fixed interest rate equal to the prime interest rate at the time of origination plus 1% and are repayable over periods of up to 5 years for a general loan and 15 years if for the purchase of a participant's primary residence. Principal and interest are paid ratably through monthly payroll deductions. On April 29, 2011, the Plan was amended to increase the allowable number of loans that each participant may have outstanding at the same time from one loan to two loans per participant.

(h) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The allocations are calculated at year end and posted to the accounts of participants who are employed as of the last day of the year. The benefit that can be provided to a participant is limited to the participant's vested account balance.

2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

a) Basis of Accounting

The accompanying financial statements conform to U.S. generally accepted accounting principles and to prevailing practices commonly used to prepare financial statements of employee benefit plans. Distributions are recorded when paid.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. Refer to Note 4 for a discussion of fair value measurements.

b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

c) Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation include the Plan's gains and losses on investments bought and sold as well as held during the year.

d) ***Notes Receivable From Participants***

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

e) Administrative Expenses

Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits.

f) Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures* (ASU 2010-06). This update required: (a) separate disclosures for significant transfers between Level 1 and Level 2 and the reasons for the transfers; (b) separate disclosure of purchases, sales, issuances, and settlements in the reconciliation of activity within Level 3; (c) the use of judgment in determining the appropriate classes of assets and liabilities;

and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures were effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan adopted ASU 2010-06 for the year ended December 31, 2010 except for the provisions that were not effective until the year ended December 31, 2011. The Plan adopted the remaining provisions for the year ended December 31, 2011.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* (ASU 2011-04), which amends Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. ASU 2011-04 requires categorization by level for items that are required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. ASU 2011-04 was to be applied prospectively and is effective for the December 31, 2012 plan year. The adoption did not have a material effect on the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Plan Benefits.

g) *Excess Contributions Payable*

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2012 excess contributions to the applicable participants prior to March 15, 2013.

3) Investments

The following table presents investments held as of December 31, 2012 and 2011. Investments that exceed 5% of assets available for benefits at December 31, 2012 and 2011 are separately identified.

Investments at fair value:		2012		2011
Pulaski Financial Corp. Stock Fund	$	3,580,443	$	2,820,352
Federated Capital Preservation IP		*		2,162,608
Wells Fargo Stable Value Fund CL C		1,725,255		*
Europacific Growth Fund R6		943,606		691,224
Growth Fund of America R6		942,660		817,820
PIMCO Total Return Institutional		1,131,704		933,461
Schwab Managed Retirement Trust Fund 2020 CL I		*		817,925
Schwab Managed Retirement Trust Fund 2020 CL IV		1,274,793		*
Vanguard 500 Index Signal		976,308		835,597
CRM Mid Cap Value Institutional		*		761,775
Other investments		4,297,473		3,361,151
Total	$	14,872,242	$	13,201,913

* Amount is less than 5% of assets available for benefits.

During 2012 and 2011, the Plan's investments appreciated (depreciated) in value as follows:

		2012		2011
Pulaski Financial Corp. Stock Fund	$	665,887	$	(326,675)
Mutual funds		1,005,898		(234,735)
Collective investment trusts		336,727		(28,566)
Net appreciation (depreciation) in fair value of investments	$	2,008,512	$	(589,976)

4) Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures,* provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:
- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Publicly Traded Securities: Publicly traded mutual funds and equities are valued at (i) applicable trade price, offering price or evaluated price reflected in a trade executed directly by a trading desk, (ii) obtained from industry-standard pricing vendors, or (iii) obtained from the issuers themselves.

Other Securities: The values included for other assets, including insurance policies, collective trust funds, participant loans, and non-publicly traded securities are based on receipt of either (i) net asset values specifically calculated and reported in accordance with generally accepted accounting principles (GAAP) and provided by issuers or their agents, (ii) valuations determined and reported by an independent third party valuation firm, or (iii) a direct instruction from a plan fiduciary to use a specific value, including those they may have obtained directly from an independent third party valuation firm.

Charles Schwab Trust Company Collective Trust Funds (CSTC): The CSTC is valued at the net asset value (NAV) of the units of the collective trusts held by the Plan at year end. The NAV is based on the fair value of the underlying investments of the CSTC. The investment objective of the CSTC is to seek to provide total return for investors retiring approximately at or near the target year. The CSTC is diversified across several asset classes, including, but not limited to, Commodities, Large Cap Equities, Mid Cap Equities, Small Cap Equities, International Equities, Fixed Income, Treasury Inflation Protected Securities (TIPS), Real Estate Investment Trusts (REITs), and Stable Value. The CTSC provides for daily redemptions by the Plan at reported NAV with no funding commitments, restrictions or advance notice requirements. State Street Bank & Trust Company, as the fund accountant and custodian for the CSTC, is responsible for monitoring securities valuations in the funds on a daily basis by reviewing all securities in the funds and making preliminary judgments as to their appropriate disclosure classification. For purposes of regulatory filings and report preparation, CSTC's fund administration team reviews all reconciliations prior to inclusion of disclosures in the annual financial statements.

Federated Capital Preservation Fund

The Federated Capital Preservation Fund (the Fund) is valued at the net asset value of the units of the collective trusts held by the Plan at year end. The NAV is based on the fair value of the underlying investments of the Fund. The Fund invests in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. The Plan may redeem units of the Fund for the purpose of funding a bona fide benefit payment, making a participant loan, honoring an employee-directed transfer of the employee's interest in the Plan to another investment election that is a noncompeting investment, or paying trustee fees. The Plan may make withdrawals from the Fund for other purposes generally only upon 12 months' advance written notice to the trustee. The Plan has no funding commitments outstanding.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future credited rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value. Certain events, such as termination of the Plan or a change to the provisions of the Plan, may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe the occurrence of any such event is probable. During the Plan year ended December 31, 2011, the average yield and crediting interest rate was approximately 2.3%. The fund was closed for current and future investment in the Plan in 2012. Balances invested in the Fund were reallocated to the Wells Fargo Stable Value Fund CL C.

Wells Fargo Stable Value Fund

The Wells Fargo Stable Value Fund CL C (the Fund) is valued at the net asset value of the units of the collective trusts held by the Plan at year end. The NAV is based on the fair value of the underlying investments of the Fund. The Fund invests in the Wells Fargo Stable Return Fund G, a collective trust fund. The Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. The Plan may redeem units of the Fund for the purpose of funding a bona fide benefit payment, making a participant loan, honoring an employee-directed transfer of the employee's interest in the Plan to another investment election that is a noncompeting investment, or paying trustee fees. The Plan may make withdrawals from the Fund for other purposes generally only upon 12 months' advance written notice to the trustee. The Plan has no funding commitments outstanding.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant or reset periodically to reflect the performance of the underlying securities. Variables impacting future credited rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value. Certain events, such as termination of the Plan or a change to the provisions of the Plan, may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe the occurrence of any such event is probable. During the Plan year ended December 31, 2012, the average yield and crediting interest rate was approximately 1.95%.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value.

Investments at Fair Value
As of December 31, 2012

	Level 1	Level 2	Level 3	Total
Common stocks:				
Financial	$ 3,580,443	$ -	$ -	$ 3,580,443
Mutual funds:				
Growth funds	1,703,290			1,703,290
Value funds	1,536,785			1,536,785
Index funds	943,606			943,606
Bond funds	1,131,704			1,131,704
Foreign stock funds	1,250,350			1,250,350
Real estate fund	249,729			249,729
Total mutual funds	6,815,464	-	-	6,815,464
Collective investment trusts:				
Lifecycle funds		2,751,080		2,751,080
Stable value fund		1,725,255		1,725,255
Total collective investment trusts		4,476,335	-	4,476,335
Total assets at fair value	$10,395,907	$ 4,476,335	$ -	$ 14,872,242

Investments at Fair Value
As of December 31, 2011

	Level 1	Level 2	Level 3	Total
Common stocks:				
Financial	$ 2,820,352	$ -	$ -	$ 2,820,352
Mutual funds:				
Growth funds	1,465,376			1,465,376
Value funds	1,880,614			1,880,614
Index funds	835,597			835,597
Bond funds	933,461			933,461
Foreign stock funds	1,013,357			1,013,357
Real estate fund	156,461			156,461
Total mutual funds	6,284,866	-	-	6,284,866
Collective investment trusts:				
Lifecycle funds		1,869,949		1,869,949
Stable value fund		2,226,746		2,226,746
Total collective investment trusts		4,096,695	-	4,096,695
Total assets at fair value	$ 9,105,218	$ 4,096,695	$ -	$ 13,201,913

5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In addition, the Company has the right under the Plan to suspend or discontinue its matching contributions at any time. In the event that the Plan is discontinued or terminated, participants will immediately be deemed fully vested. The Company may continue the Plan as necessary to carry out distribution of benefits to participants upon retirement, disability, death or termination of employment; or some or all of the Plan assets may be reduced to cash and, after payment of liabilities, the remaining assets valued and the participants' account balances proportionately adjusted, and such balances distributed to the participants.

6) Federal Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated March 7, 2002, which states that the Plan and its underlying trust qualify under the applicable provisions of the IRC and, therefore, are exempt from income taxes. The Plan is being operated in compliance with the applicable requirements of ERISA. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing jurisdiction. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7) Related-Party Transactions

Certain Plan investments are shares of collective investment trusts and mutual funds that are managed by Charles Schwab, the custodian of the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Additionally, Plan investments include shares of Pulaski Financial Corp. common stock. Pulaski Financial Corp. is the Plan Sponsor, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. During the years ended December 31, 2012 and 2011, transactions with these investments included aggregated purchases of $3,640,809 and $824,092, respectively, and aggregated sales of $3,210,725 and $2,680,732, respectively. These transactions are allowable party-in-interest transactions under Section 408(b) (8) of the ERISA regulations.

8) Risks and Uncertainties

The Plan invests in various investments, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of these investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9) Subsequent Events

The Plan has evaluated all subsequent events to ensure that the accompanying financial statements include the effects of any subsequent events that should be recognized in such financial statements as of December 31, 2012, and the appropriate disclosure of any subsequent events that were not recognized in the financial statements.

SUPPLEMENTAL SCHEDULE

PULASKI BANK SAVINGS & OWNERSHIP PLAN

EIN 43-1671968

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Shares or Units	Description of Investments	Cost	Current Value
74,283	Pulaski Financial Corp. stock fund*	**	$ 3,580,443
	Mutual funds:		
100,685	PIMCO Total Return Institutional	**	1,131,704
22,914	Europacific Growth Fund R6	**	943,606
6,808	Oakmark Int'l Small Cap Fund	**	95,173
3,017	Touchstone Emerging Markets	**	39,252
27,451	Growth Fund of America R6	**	942,660
11,897	Prudential Jennison Mid Cap Growth Q	**	385,568
8,962	BlackRock Sm Cap Growth Equity Institutional	**	208,557
8,997	Vanguard 500 Index Signal	**	976,308
13,835	ING Global Real Estate I	**	249,729
22,343	CRM Mid Cap Value Institutional	**	687,730
12,645	Vanguard Windsor II Admiral Shares	**	659,162
23,287	American Beacon Small Cap Value Institutional	**	496,015
	Total mutual funds		6,815,464
	Collective investment trusts:		
34,195	Wells Fargo Stable Value Fund CL C	**	1,725,255
6,286	Schwab Managed Retirement Trust Fund Income CL IV*	**	92,529
4,703	Schwab Managed Retirement Trust Fund 2010 CL IV*	**	87,813
64,514	Schwab Managed Retirement Trust Fund 2020 CL IV*	**	1,274,793
25,876	Schwab Managed Retirement Trust Fund 2030 CL IV*	**	529,684
21,503	Schwab Managed Retirement Trust Fund 2040 CL IV*	**	441,886
29,814	Schwab Managed Retirement Trust Fund 2050 CL IV*	**	324,375
	Total collective investment trusts		4,476,335
	Notes receivable from participants (various maturities with interest rates 4.25% to 6.25%)*	**	289,390
	Total investments		$ 15,161,632

* Represent party-in-interest transactions allowable under ERISA regulations.
** Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/24/13

Pulaski Bank Savings & Ownership Plan

By: 

Paul J. Milano
Plan Administrator

US2008 4680537 1

Consent of Independent Registered Public Accounting Firm

BROWN SMITH WALLACE LLC



6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-84392) of our report dated June 21, 2013, relating to the statements of net assets available for benefits of the Pulaski Bank Savings & Ownership Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 Annual Report on Form 11-K of the Pulaski Bank Savings & Ownership Plan.

Brown Smith Wallace LLC

BROWN SMITH WALLACE, L.L.C.

St. Louis, MO
June 21, 2013